UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CORD BLOOD AMERICA, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
 (Title of Class of Securities)

21839P-10-7
(CUSIP Number)

Antonia M. Lafferty
CorCell, Inc.
PO Box 11814
Philadelphia, PA 19128
(215) 483-8389

-with a copy to-
Graham R. Laub, Esquire
Dilworth Paxson LLP
3200 Mellon Bank Center
1735 Market  Street
Philadelphia, PA 19103
(215) 575-7277

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2008
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d1(e), 13d-1(f) or 13d-1(g), check the following box

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

Schedule 13D/A

CUSIP No.  21839P-10-7

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CorCell, Inc. EIN: 23-2824442
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,757,802 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 27,757,802 (1)
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,757,802 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) Includes 18,498,715 shares of common stock owned by the Reporting Persons and 9,259,087 shares of common stock that the Reporting Persons have the right to acquire upon conversion of a convertible note.  See Item 5.

Schedule 13D	Forms

CUSIP No.  21839P-10-7

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Vita 34 International AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) None
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,757,802 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 27,757,802 (1)
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,757,802 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) Includes 18,498,715 shares of common stock owned by the Reporting Persons and 9,259,087 shares of common stock that the Reporting Persons have the right to acquire upon conversion of a convertible note.  See Item 5.

Item 1. Security and Issuer.
This Amendment No. 1 (this “Amendment”) amends certain information in the statement on Schedule 13D (the “Initial Statement”) filed on March 12, 2007 by CorCell, Inc. and Vita 34 International AG (the “Reporting Persons”). This Schedule 13D relates to shares of common stock, $0.0001 par value per share of Cord Blood America, Inc., a Florida corporation (“CBAI”), with its principal executive office at 501 Santa Monica Blvd., Suite 700, Santa Monica, California 90401.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Initial Statement.  Except as set forth herein, the Initial Statement remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Initial Statement is hereby amended to include the following information:
On March 1, 2007, CBAI issued a convertible note (the “Convertible Note”) to CorCell bearing interest at a rate of 9% with an aggregate principal amount of $212,959.13, due September 1, 2008. The Convertible Note also is subject to acceleration upon an event of default, as defined in the Convertible Note. At the option of CorCell, the Convertible Note may be converted into restricted common stock at $0.101 per share, with possible adjustment.  The Conversion Price (as defined in the Convertible Note) is required to be adjusted downward each time CBAI issues common stock at a lower price or issues any instrument exercisable or convertible into common stock with an exercise or conversion price lower than the current conversion price.  Interest is accrued and payable at maturity.  CBAI has agreed to pay off the Convertible Note within a six month period, commencing in December, 2007.

Item 4. Purpose of Transaction.
Item 4 of the Initial Statement is hereby amended to include the following information:
In connection with the ESP Agreement and the transactions contemplated thereby, CBAI issued the Convertible Note to CorCell.  On January 25, 2008, CBAI filed a post-effective amendment to a registration statement on Form SB-2 disclosing sales of common stock in December 2007 at $0.023 per share.  As a result, the Convertible Note is presently convertible into 9,259,087 shares of restricted common stock of CBAI.  CorCell has no present intention of exercising its conversion rights under the Convertible Note.

Item 5. Interest in Securities of the Issuer.
Item 5 of the Initial Statement is hereby amended and restated as follows:

The following table sets forth the aggregate number of shares and percentages of the outstanding shares of common stock of CBAI beneficially owned by each Reporting Person and by each executive officer, director and controlling person, if any, of the Reporting Persons.  Any of the aforementioned persons whose names do not appear in the table below do not beneficially own any shares of Common Stock of CBAI.

	Number of shares	Percentage of
Name of Person	beneficially owned	outstanding shares**

CorCell, Inc.	27,757,802*	17.3%
Vita 34 International AG	27,757,802*	17.3%

*Includes 18,498,715 shares of common stock acquired by the Reporting Persons and 9,259,087 shares of common stock that the Reporting Persons have the right to acquire upon conversion of the Convertible Note.

**Based on 160,869,579 outstanding shares of common stock (which amount includes the shares of common stock which the Reporting Persons have a right to acquire upon conversion of the Convertible Note).  Does not include 1,666,667 treasury shares held by the Reporting Persons as collateral for a $250,000 promissory note issued by CBAI in connection with the ESP Agreement.

Vita 34 International AG owns all of the issued and outstanding shares of CorCell, and is, therefore, indirect beneficial owner of all of the Shares.

Except as described in Item 4 above, no person named in response to Item 2 has effected any transaction in the class of securities reported on during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Item 6 of the Initial Statement is hereby amended to include the following information:

Voting Agreement

The Voting Agreement by and between CorCell and Michael Scott Smith dated as of February 28, 2007, and acknowledged by Vita 34 International AG, has terminated since CorCell no longer beneficially owns more than 19.9% of the common stock of CBAI.

Item 7.   Material to be Filed as Exhibits.

Item 7 of the Initial Statement is hereby amended and restated as follows:

Exhibit A.  Joint Filing Agreement, dated as of March 12, 2007 by and among the Reporting Persons is incorporated by reference to Exhibit A of the Initial Statement.

Exhibit B.  Voting Agreement dated as of February 28, 2007 among CorCell, Inc. and Michael Scott Smith is incorporated by reference to Exhibit B of the Initial Statement.

Exhibit C.  Limited Power of Attorney for Exchange Act Reporting Obligations of Vita 34 International AG is incorporated by reference to Exhibit C of the Initial Statement.

Exhibit D.  9% Convertible Note due September 1, 2008, issued by CBAI to CorCell, dated March 1, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008

CORCELL, INC.
By:	/s/ Antonia M. Lafferty

Name:	Antonia M. Lafferty

Title:	President

VITA 34 INTERNATIONAL AG
By:	/s/ Antonia M. Lafferty

Name:	Antonia M. Lafferty, as Attorney-in-Fact for Dr. Eberhard Lampeter

Title:	Chief Executive Officer

EXHIBIT D

9% CONVERTIBLE NOTE

THIS NOTE AND THE SHARES OF COMMON STOCK OF CORD BLOOD AMERICA, INC. ISSUABLE UPON CONVERSION OF THIS NOTE HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND MAY NOT BE TRANSFERRED UNTIL (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) SHALL HAVE BECOME EFFECTIVE WITH RESPECT THERETO OR (II) RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT REGISTRATION UNDER THE SECURITIES ACT IS NOT REQUIRED IN CONNECTION WITH SUCH PROPOSED TRANSFER NOR IS SUCH TRANSFER IN VIOLATION OF ANY APPLICABLE STATE SECURITIES LAWS.  THIS LEGEND SHALL BE ENDORSED UPON ANY NOTE ISSUED IN EXCHANGE FOR THIS NOTE OR ANY SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE

9% CONVERTIBLE NOTE DUE SEPTEMBER 1, 2008

$ 212,959.13	March 1, 2007

FOR VALUE RECEIVED, the undersigned, CORD BLOOD AMERICA, INC., a Florida corporation, with an address at 9000 Sunset Boulevard, Suite 400, Los Angeles, California, 90069 (the “Company”), hereby promises to pay to the order of CORCELL, INC., a Delaware corporation, with a business address at 1717 Arch Street, Suite 1310, Philadelphia, Pennsylvania, 19103, or its successors or assigns (the “Holder”), on or before September 1, 2008  (the “Maturity Date”), the principal amount of TWO HUNDRED TWELVE THOUSAND NINE HUNDRED FIFTY NINE DOLLARS AND THIRTEEN CENTS ($212,959.13) (the “Principal Amount”), together with interest thereon, in the manner hereinafter provided and in accordance with the terms hereof.

1. Rate of Interest.  Amounts outstanding under this Note will bear interest at a rate per annum which is at all times equal to nine percent (9%).  Interest will be calculated based on the actual number of days that principal is outstanding over a year of 360 days.

2. Default Rate.  Any overdue principal of, and to the extent permitted by law, overdue interest on the Note shall bear interest, payable on demand, until paid at a rate per annum of two percent (2.0%) above the “Prime Rate” which shall mean a rate of interest listed as the “Prime Rate” in the Money Rates section of The Wall Street Journal, as in effect from time to time.

3. Usury Limitation.  In no event shall the amount paid or agreed to be paid to the Holder for the use or forbearance of money to be advanced hereunder exceed the highest lawful rate permissible under the then applicable usury laws.  If it is hereafter determined by a court of competent jurisdiction that the interest payable hereunder is in excess of the amount which the Holder may legally collect under the then applicable usury laws, such amount which would be excessive interest shall be applied to the payment of the unpaid principal balance due hereunder and not to the payment of interest or, if all principal shall previously have been paid, promptly repaid by the Holder to the Company.

4. Payment Terms.   Interest shall accrue during the term of this Note and may be payable at maturity (whether at the Maturity Date, by acceleration or otherwise).  All payments must be made to the Holder at the above address or at such other place as the Holder may from time to time designate.  All payments by the Company hereunder shall be applied first to pay any interest which is due, but unpaid, and then to reduce the Principal Amount.

5. ESP Agreement. This Note is the Deficit Note referred to in the Existing Samples Purchase Agreement, dated October 12, 2006 between the Company and the Holder as amended by the Amendment and Modification to the Existing Samples Purchase Agreement, dated February 28, 2007 (collectively, the “ESP Agreement”) . Notwithstanding any provision to the contrary contained herein, this Note is subject and entitled to those terms, conditions, covenants and agreements contained in the ESP Agreement which are expressly applicable to the Note.

6. Prepayment. The Company shall have the right to prepay any advance hereunder at any time and from time to time, in whole or in part, without premium or penalty.

7. Conversion.

7.1           Optional Conversion. At the option of the Holder, any portion or all of the outstanding Principal Amount of this Note together with all accrued and unpaid interest thereon, shall be convertible at any time and from time to time up to and including the Maturity Date, into such number of fully paid and non-assessable shares of common stock of the Company, par value $0.001 per share (the “Common Stock”) as shall be determined by Section 7.2 below.

7.2.           Conversion Price.  The number of shares of Common Stock to be received by the Holder upon conversion of this Note in accordance with Section 7.1 (the “Conversion Shares”) shall be determined by dividing the then outstanding Principal Amount of the Note together with all accrued and unpaid interest being converted by the Holder by the Conversion Price in effect at the time of conversion (the “Conversion Price”).  The Conversion Price at which the Conversion Shares shall be deliverable upon conversion of this Note without the payment of additional consideration by the Holder shall initially be $0.101 per share of Common Stock.  Such initial Conversion Price shall be subject to adjustment as provided in Section 7.3 below.

 7.3.           Adjustment of Conversion Price.  The Conversion Price in effect at any time and the number and kind of securities issuable upon conversion of the Notes shall be subject to adjustment from time to time upon the happening of certain events as follows:

(i)           Adjustment for Stock Splits and Combinations.  If the Company at any time or from time to time after the date of this Note effects a subdivision of shares of its Common Stock, the number of Conversion Shares issuable to the Holder immediately before that subdivision shall be proportionately increased (as at the effective date of such subdivision, or if the Company shall take a record of holders of its Common Stock for the purpose of so subdividing, as at the applicable record date, whichever is earlier) to reflect the increase in the total number of shares of Common Stock outstanding as a result of such subdivision, and conversely, if the Company at any time or from time to time after the date of this Note combines shares of the Common Stock into a smaller number of shares, the number of shares of Conversion Stock issuable to the Holder immediately before the combination shall be proportionately decreased (as at the effective date of such combination, or if the Company shall take a record of holders of its Common Stock for the purpose of so combining, as at the applicable record date, whichever is earlier) to reflect the reduction in the total number of shares of Common Stock outstanding as a result of such combination.  Any adjustment under this clause (i) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(ii)           Adjustment for Certain Dividends and Distributions.  If the Company at any time or from time to time after the date of this Note makes, or fixes a record date for the determination of holders of shares of the Common Stock entitled to receive,  a dividend or other distribution payable in additional shares of the Common Stock, then and in each such event, the number of Conversion Shares issuable to the Holder shall be increased as of the time of such issuance, or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the number of Conversion Shares issuable to the Holder by a fraction (A) the numerator of which shall be the total number of shares of the Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of the Common Stock issuable in payment of such dividend or distribution and (B) the denominator of which is the total number of shares of the Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date.

(iii)           Adjustments for Other Dividends and Distributions.  In the event the Company at any time or from time to time after the date of this Note makes, or fixes a record date for the determination of holders of shares of the Common Stock entitled to receive a dividend or other distribution payable in securities of the Company other than the shares of the Common Stock, including but not limited to indebtedness, or in securities of any wholly-owned subsidiary of the Company then and in each such event, provision shall be made so that the Holder, upon conversion of this Note, shall receive, in addition to the number of Conversion Shares receivable thereupon, the amount of securities of the Company or of the applicable subsidiary which the Holder would have received had Holder been a holder of Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the date of conversion, retained such securities receivable as aforesaid during such period, subject to all other adjustments called for during such period under this Section 7.3  with respect to the rights of the Holder.

(iv)           Adjustment for Reorganization, Consolidation, Merger.  In the event of any reorganization of the Company (or any other corporation, the stock or other securities of which are at the time receivable upon the conversion of this Note) after the date hereof, or if, after such date, the Company (or any such other corporation) shall consolidate with or merge into another corporation or convey all or substantially all its assets to another corporation, then and in each such case the Holder, upon the conversion of this Note at any time after the consummation of such reorganization, consolidation, merger or conveyance, shall be entitled to receive, in lieu of the stock receivable upon the conversion of this Note prior to such consummation, the stock or other securities or property to which such Holder would have been entitled upon such consummation if such Holder had converted this Note immediately prior thereto.

(v)         Adjustment for Reclassification, Exchange and Substitution.  In the event that at any time or from time to time after the date of this Note, the shares of the Common Stock are changed into the same or a different number of shares of any class of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets, provided for elsewhere in this Section 7.3), then and in any such event the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change shall be used for calculation of the number of Conversion Shares issuable to the Holder, all subject to further adjustment as provided in this Note.

(vi)        Adjustment for Issuance of Rights or Warrants.  In the event that at any time or from time to time after the date of this Note, the Company issues warrants or other rights to purchase Common Stock to all holders of its Common Stock entitling them to purchase shares of Common Stock at a price below the then-current Market Price, and such purchase price is below the Conversion Price, the Conversion Price shall thereafter be decreased to such purchase price.

(vii)       Adjustment for Issuance of Common Stock Equivalents.  In the event that the Company at any time or from time to time after the date of this Note issues any Common Stock Equivalent and the price per share for which additional shares of Common Stock may be issuable thereafter pursuant to such Common Stock Equivalent shall be less than the Conversion Price then in effect, then the Conversion Price shall thereafter be decreased to such purchase price.  Upon the expiration or termination of the right to convert, exchange or exercise any Common Stock Equivalent the issuance of which affected an adjustment pursuant to this paragraph (vii), if such Common Stock Equivalent shall not have been converted, exercised or exchanged in its entirety, then the Conversion Price shall forthwith be readjusted and thereafter be the price which it would have been (but reflecting any other adjustments in the Conversion Price made pursuant to the provisions of this Section 7.3 after the issuance of such Common Stock Equivalent) prior to the issuance of such Common Stock Equivalent.

(viii)      Certificate of Chief Financial Officer as to Adjustment.  In each case of an adjustment of the Common Stock, upon the request of the Holder, the Company shall compute such adjustment in accordance with the provisions of this Note and prepare a certificate setting forth such adjustment, and showing in detail the facts upon which such adjustment is based.

7.4                 Fractional Shares.  No fractional shares of Common Stock shall be issued upon conversion of this Note.  The determination of fractional shares shall be made on the basis of the converted amount of Principal Amount of this Note plus accrued and unpaid interest at the time of conversion divided by the Conversion Price.  In lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the Conversion Price, immediately in effect prior to the event which would result in the issuance of a fractional share of Common Stock.

7.5.                 Mechanics of Conversion.  Upon election of the Holder to convert this Note into Conversion Shares pursuant to Section 7.1, the Holder shall surrender this Note or portion thereof, duly endorsed, at the office of the Company, and shall give written notice to the Company at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for the Conversion Shares are to be issued.  The Company shall, as soon as practicable thereafter, issue and deliver to the Holder, or to the nominee or nominees of the Holder, a certificate or certificates for the number of Conversion Shares to which such holder shall be entitled as aforesaid.  Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of this Note to be converted, and the person or persons entitled to receive the Conversion Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date.  In the event that only a portion of this Note is converted into Conversion Shares, the Company shall issue a new Note to the Holder evidencing the reduced Principal Amount after the partial conversion.

8. Events of Default. Each of the following events constitutes an “Event of Default” hereunder:
(i)           Interest Payment Default.  The Company defaults in any payment of interest on this Note when the same becomes due and payable and such default continues for a period of five (5) days;

(ii)          Principal Payment Default.  The Company defaults in the payment of the Principal Amount when the same becomes due and payable on the Maturity Date;

(iii)         Covenant Default.  The Company fails to perform or observe any of the provisions contained in this Note, or the ESP Agreement and such failure shall continue for more than thirty (30) days after the Holder has given written notice to the Company;

(iv)         Default on Other Indebtedness.  The Company shall fail to pay any other indebtedness of the Company when due;

(v)          Judgments.  Any judgment or decree for the payment of money in excess of $25,000 or its foreign currency equivalent at the time it is entered against the Company, and is not discharged, waived or the execution thereof stayed within fifteen (15) days after entry;

(vi)         Consent to Bankruptcy.  The Company pursuant to or within the meaning of any bankruptcy law: (a)commences a voluntary case; (b) consents to the entry of an order for relief against it in an involuntary case; (c) consents to the appointment of a custodian of it or for any substantial part of its property; (d) makes a general assignment for the benefit of its creditors; or (e) takes any comparable action under any foreign laws relating to insolvency; or

(vii)        Bankruptcy Order.  A court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (a)is for relief of the Company in an involuntary case; (b)appoints a custodian of the Company or for any substantial part of its property; (c) orders the winding up or liquidation of the Company ; or (d) any similar relief is granted under any foreign laws and in each of (a), (b), and (c) above, the order or decree remains unstayed and in effect for sixty (60) days.

Any of the foregoing events will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

9.	Remedies.

(i)   If an Event of Default (other than an Event of Default specified in Section 8(vi) or Section 8(vii) hereof with respect to the Company) occurs and is continuing, the Holder by notice to the Company, may declare the Principal Amount and accrued but unpaid interest on this Note to be due and payable.  If an Event of Default specified in Section 8(vi) or Section 8(vii) hereof with respect to the Company occurs, the Principal Amount and accrued but unpaid interest on the Note shall automatically become and be immediately due and payable without any declaration or other act on part of the Holder.

(ii)  At any time after occurrence of an Event of Default, Holder may exercise any other right or remedy as may be provided at law or in equity.

(iii) The rights and remedies provided to Holder in this Note, (a) are not exclusive and are in addition to any other rights and remedies Holder may have at law or in equity under applicable law; (b) shall be cumulative and concurrent; (c) may be pursued singly, successively or together against Company, or any of the assets at the sole discretion of Holder; and (d) may be exercised as often as occasion therefor shall arise.  The failure to exercise or delay in exercising any such right or remedy shall not be construed as a waiver or release thereof.

10.	Effect of Acquisition of the Company.

(i)           Prior to closing any Acquisition of the Company by a buyer, Company shall give Holder at least thirty (30) days prior written notice (the “Pre-Acquisition Notice”), which Pre-Acquisition Notice shall describe the terms of the proposed Acquisition with reasonable particularity, including without limitation the amount and form of consideration to be received by Company or its stockholders in such Acquisition.  If at any time after Company shall have delivered to Holder the Pre-Acquisition Notice any material term of such proposed Acquisition shall change, then prior to closing such Acquisition as revised, Company shall give Holder at least thirty (30) days prior written notice (the “Revised Pre-Acquisition Notice”), which Revised Pre-Acquisition Notice shall describe such material term, as revised.

(ii)           Within ten days of Holder’s receipt of such Pre-Acquisition Notice or Revised Pre-Acquisition Notice, as applicable (such period, the “Holder Notice Period”), Holder shall give Company notice stating either (a) that Holder desires to have the Acquiring Entity assume Company’s obligations under the Note (such notice, the “Note Assumption Election Notice”) or (b)

that Holder desires that the Note be converted pursuant to Section 7 hereof immediately prior to the closing of the Acquisition (such notice, the “Note Conversion Election Notice”).

If Holder shall deliver to the Note Assumption Election Notice to Company during the Holder Notice Period, or shall not have delivered either the Note Assumption Election Notice or the Note Conversion Election Notice to Company during the Holder Notice Period, then Company shall not close the Acquisition unless the Acquiring Entity assumes Company’s obligations under the Note.  If Holder shall deliver the Note Conversion Election Notice to Company during the Holder Notice Period, then, immediately prior to the closing of the Acquisition, this Note shall be converted pursuant to Section 7 hereof; provided, that if the closing of the Acquisition does not occur, then this Note shall not be deemed to have been converted, but, rather, to still be in full force and effect.

11.	Restrictions on Transfer.

11.1           Generally.  The Holder acknowledges that this Note and the Conversion Shares issuable upon its conversion have not been registered or qualified under federal or state securities laws.  This Note shall not be transferable by the Holder except in accordance with the terms and conditions set forth in the Purchase Agreement, this Note and the Securities Act of 1933, as amended.

11.2           No Rights or Liabilities as Stockholder.  This Note does not by itself entitle the Holder to any voting rights or other rights as a stockholder of the Company.  In the absence of conversion of this Note, no provision of this Note, and no enumeration in this Note of the rights or privileges of the Holder shall cause such Holder to be a stockholder of the Company for any purpose.

11.3           Assignment.  Company acknowledges and agrees that it shall not sell, transfer, assign, dispose, mortgage, pledge, hypothecate or otherwise encumber this Note (including any rights or options therein), any portion thereof or any interest in this Note (including the capital stock issuable upon conversion hereof) (collectively, the “Note Rights”) without prior written consent of Holder. In any event, Company shall not sell, transfer, assign, dispose, mortgage, pledge, hypothecate or otherwise encumber the Note Rights unless the transferee agrees in writing to be bound by the terms and conditions of this Note and executes a counterpart of this Note, and unless such party has complied with applicable federal and state securities laws in connection with such transfer and Holder receives an opinion of counsel of Company, reasonably satisfactory to Holder that such registration is not required by reason of an available exemption from registration under such securities laws.

12.	Amendment and Waiver.

12.1            Amendment.  The provisions of this Note may not be amended, modified, waived, changed or terminated other than by an agreement in writing signed by the Company and the Holder.

12.2.           Waiver.  The Company waives presentment, demand, protest or notice and demand and non-payment in connection with the delivery, acceptance, performance or enforcement of this Note.  No failure or delay on the part of any party hereto in exercising any power or right under this Note shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof or the exercise of any other power or right.  No notice to or demand on the Company in any case shall entitle it to any notice or demand in similar or other circumstances.  No waiver or approval by the Holder shall, except as may be otherwise stated in such waiver or approval, be applicable to subsequent transactions.  No waiver or approval by the Holder shall require any similar or dissimilar waiver or approval thereafter to be granted hereunder.

13.	Miscellaneous.

13.1           Registered Holder.  The Company may consider and treat the person in whose name this Note shall be registered as the absolute owner thereof for all purposes whatsoever (whether or not this Note shall be overdue) and the Company shall not be affected by any notice to the contrary.   In case of transfer of this Note by operation of law, the transferee agrees to notify the Company of such transfer and of its address, and to submit appropriate evidence regarding such transfer so that this Note may be registered in the name of the transferee.  This Note is transferable only on the books of the Company by the holder hereof, in person or by attorney, on the surrender hereof, duly endorsed.  Communications sent to any registered owner shall be effective as against all holders or transferees of the Note not registered at the time of sending the communication.

13.2           Costs of Enforcement.  The Company shall reimburse the Holder for all reasonable documented costs and expenses, including reasonable attorneys’ fees, incurred by the Holder to enforce the provisions hereof and collect the Company’s obligations hereunder.

13.3           Governing Law, Severability, Modification.  This Note will be governed by, and must be construed and enforced in accordance with, the substantive laws of the State of Delaware, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction. The provisions of this Note will be deemed severable, so that if any provision hereof is declared invalid under the laws of any state where it is in effect, or of the United States, all other provisions of this Note will continue in full force and effect. This Note may be amended only by a writing signed on behalf of Company and Holder.

13.4           Waiver of Jury Trial.  THE HOLDER AND THE COMPANY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS NOTE OR ANY OTHER DOCUMENT OR INSTRUMENT EXECUTED AND DELIVERED IN CONNECTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN), OR ACTIONS OF THE HOLDER OR THE COMPANY.  THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE HOLDER'S PURCHASING THIS NOTE.

13.5           Limitation on Damages.  The Holder and the Company agree that, in any action, suit or proceeding, in respect of or arising out of this Note, the ESP Agreement or the transactions contemplated hereunder, each mutually waives to the fullest extent permitted by law, any claim for consequential, punitive or special damages.

13.6           Consent to Jurisdiction.    THE COMPANY IRREVOCABLY CONSENTS THAT ANY LEGAL ACTION OR PROCEEDING AGAINST IT UNDER, ARISING OUT OF OR IN ANY MANNER RELATING TO, THIS NOTE MAY BE BROUGHT IN ANY COURT OF THE STATE OF DELAWARE OR IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE.  THE COMPANY, BY EXECUTION AND DELIVERY OF THIS NOTE, EXPRESSLY AND IRREVOCABLY CONSENTS AND SUBMITS TO THE PERSONAL JURISDICTION OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING.  THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF ANY COMPLAINT, SUMMONS, NOTICE OR OTHER PROCESS RELATING TO ANY SUCH ACTION OR PROCEEDING BY DELIVERY THEREOF TO IT BY HAND OR BY ANY OTHER MANNER PROVIDED FOR IN SECTION 14 (C) OF THE ESP AGREEMENT.  THE COMPANY HEREBY EXPRESSLY AND IRREVOCABLY WAIVES ANY CLAIM OR DEFENSE IN ANY SUCH ACTION OR PROCEEDING BASED ON ANY ALLEGED LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS OR ANY SIMILAR BASIS.   NOTHING IN THIS SECTION SHALL AFFECT OR IMPAIR IN ANY MANNER OR TO ANY EXTENT THE RIGHT OF THE HOLDER TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST THE COMPANY IN ANY JURISDICTION OR TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW.

14.   Definitions. For purposes of this Note, the following terms shall have the meanings described below:

“Acquisition” means any sale of all or substantially all of the assets of Company, or any reorganization, consolidation, merger or stock purchase or similar transaction of the Company where the holders of the Company’s securities before the transaction beneficially own less than 50% of the outstanding securities of the surviving entity after the transaction.

“Acquiring Entity” means, with respect to an Acquisition, the surviving entity (if the Acquisition is a reorganization, consolidation, merger or similar transaction) or the entity purchasing Company’s stock or assets (if the Acquisition is a sale of all or substantially all of the assets of Company, a stock purchase, or similar transaction).

“Bankruptcy Law” means 11 U.S.C. § 101 et seq. as from time to time hereafter amended, and any successor or similar Federal or state law for the relief of debtors.

“Custodian” means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

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IN WITNESS WHEREOF, the Company has caused this Note to be signed in its name by its duly authorized officer.

CORD BLOOD AMERICA, INC.,
a Florida corporation

By:  /s/ Matthew Schlissler
 Name: Matthew Schlissler
Title: President and Chief Executive Officer